Exhibit 99.2

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity MOKO Social Media Limited
ABN 35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Shripal Shah
Date of appointment	16 May 2016

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

4,826 American Depositary Shares (ADS) (where 1 ADS equals 40 ordinary shares)

1,000,000 options over ordinary shares, exercise price $0.02, expiry date 28 April 2018

1,000,000 options over ordinary shares, exercise price $0.03, expiry date 28 April 2018

100,000 options over ADS, exercise price US$1.14, expiry date 31 December 2018 (where 1 ADS equals 40 ordinary shares)

700,000 options over ordinary shares, exercise price $0.17, expiry date 31 December 2016

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002